(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-07152

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Devcon International Corp.

Full Name of Registrant

Former Name if Applicable

595 South Federal Highway, Suite 500

Address of Principal Executive Office (Street / Number)

Boca Raton, Florida 33432

City, state and zip code

Part II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is not yet able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-K, including, without limitation, information relating to that certain Forbearance Agreement executed with holders of a majority of the outstanding shares of the Registrant’s Series A Convertible Preferred Stock on March 30, 2007 and a review of the valuation and impairment of certain assets of the Registrant’s Construction Division in light of the previously disclosed consummation of the sale of most of the assets of the Construction Division.

The reasons causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Robert F. Farenhem (Name)	(561) (Area Code)	955-7300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto

DEVCON INTERNATIONAL CORP.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2007	By:	/s/ Robert Farenhem
Robert Farenhem
Chief Financial Officer

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Exhibit A

The Registrant believes that a significant change in the Registrant’s results of operations between the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-K to which this notice applies due to changes in the relative size of the Registrant’s segments of operations, certain financing arrangements the Registrant entered into in 2006 and changes in operating activities included in Other Income and Expense.

On March 2, 2006, the Registrant entered into that certain Stock Purchase Agreement (the “AMP Stock Purchase Agreement”) with A. Hadeed or his nominee and Gary O’Rourke (collectively, the “AMP Purchasers”), under which the Registrant completed the sale of all of the issued and outstanding common shares of one of its subsidiaries, Antigua Masonry Products, Ltd., an Antigua corporation (“AMP”), to the AMP Purchasers. Under the AMP Stock Purchase Agreement, the AMP Purchasers acquired 493,051 common shares (collectively, the “AMP Shares”) of AMP for a purchase price (the “AMP Purchase Price”) equal to $5.1 million, subject to certain adjustments. The AMP Purchase Price was paid entirely in cash.

On March 6, 2006, the Registrant sold to certain accredited investors an aggregate principal amount of $45,000,000 of notes, along with warrants to acquire an aggregate of 1,650,943 shares of the Registrant’s common stock subject to certain caps based upon the Nasdaq Marketplace Rules. The issuance of the notes and the warrants was completed as an initial step to the private placement of shares of 45,000 shares of the Registrant’s Series A Convertible Preferred Stock, par value $.10 (the “Series A Convertible Preferred Stock”). The notes and warrants were issued to allow us to complete the Registrant’s acquisition of Guardian International, Inc. (“Guardian”), as described below, in a timely manner and avoid certain payments which would have been due to Guardian as a result of the Registrant’s failure to do so, including forfeiture of a $3 million deposit. Subsequently, on October 20, 2006, the private placement investors received an aggregate of 45,000 shares of the Series A Convertible Preferred Stock in exchange for notes bearing an aggregate principal amount equal to $45,000,000 and for no additional consideration. Accordingly, each share of this Series A Convertible Preferred Stock has a liquidation preference equal to $1,000.

On March 6, 2006, pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 9, 2005, the Registrant and Devcon Acquisition, Inc., an indirect wholly-owned subsidiary of the Registrant, completed a merger (the “Merger”) in which the Registrant acquired all of the outstanding capital stock of Guardian, for an estimated aggregate cash purchase price (the “Guardian Purchase Price”) of approximately $66.4 million. In connection with this acquisition, the Registrant increased its credit line (the “Credit Line”) from $70 million to $100 million under its revolving credit facility with CapitalSource Finance, LLC (“CapitalSource”) and drew down an additional $35.6 million under the Credit Line. A portion of these proceeds were used to repay an $8 million bridge loan, which was issued in November, 2005, and the remainder of the Credit Line was used for general corporate purposes, including working capital.

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On June 27, 2006, the Registrant sold its Boca Raton-based third party monitoring operation which has operated under the name Central One and the associated Boca Raton monitoring center that it acquired from Coastal Security Systems in November 2005, which operations generated recurring monthly revenue of approximately $0.4 million, to Lydia Security Monitoring, Inc., a New York corporation, operating under the name C.O.P.S. Monitoring, for $5.0 million in cash.

On March 21, 2007, the Registrant, completed the transactions contemplated by that certain Asset Purchase Agreement, dated as of March 12, 2007 (the “Construction Division Asset Purchase Agreement”), by and between the Registrant and BitMar Ltd., a Turks and Caicos corporation and successor-in-interest to Tiger Oil, Inc., a Florida corporation (“Construction Division Purchaser”), consisting of the sale of fixed assets, inventory and customer lists constituting a majority of the assets of the Registrant’s construction division (the “Construction Division”), for approximately $5.3 million, subject to a holdback of $525,000 to be retained for resolution of certain indemnification matters in the form of a non-negotiable promissory note bearing a term of 120 days. The Registrant retained working capital of $6.7 million, including approximately $2.1 million in notes receivable, as of December 31, 2006. As a result of the completion of the transactions contemplated by the Construction Division Asset Purchase Agreement, the Registrant determined on the closing date that it will recognize a loss from the sale in the fourth quarter of 2006 in an amount equal to approximately $3.0 million, exclusive of any employee severance and other transaction-related expenses which will be recognized in the first quarter of 2007.

On April 2, 2007, effective as of March 30, 2007, the Registrant entered into certain Forbearance and Amendment Agreements (the “Forbearance Agreements”) with each of certain institutional investors holding, in the aggregate, a majority of the Company’s previously issued Series A Convertible Preferred Stock (the “Required Holders”). Under the terms of these Forbearance Agreements, each of the Required Holders has agreed that for a period of time ending no later than January 2, 2008, they shall each forbear from (a) taking any remedial action with respect to the Registrant’s failure (the “Effectiveness Failure”) to have declared effective by the United States Securities and Exchange Commission a registration statement registering the resale of the shares of the Registrant’s common stock underlying the Series A Convertible Preferred Stock and warrants issued in connection therewith as required by that certain Registration Rights Agreement, dated February 20, 2005, by and between the Registrant, the Required Holders and the remaining holder of the Series A Preferred Shares (the “Registration Rights Agreement”), (b) declaring the occurrence of any “Triggering Event” (as defined in the Certificate of Designations governing the terms of the Series A Convertible Preferred Stock) with respect to the Effectiveness Failure and from delivering any Notice of Redemption at Option of Holder (as permitted by the Certificate of Designations) with respect thereto or (c) demanding any amounts due and payable with respect to the Effectiveness Failure, including without limitation, any Registration Delay Payments. The Forbearance Agreements also contained agreements to amend the governing Certificate of Designations to revise certain terms of the Series A Convertible Preferred Stock, including, without limitation, a reduction in the conversion price of the Series A Convertible Preferred Stock set forth in the Certificate of Designations to $6.75, allowance for the accrual of dividends on the Series A Convertible Preferred Stock at a rate equal to 10% per annum, which dividends may be payable in kind, and a revision of the definition of the Leverage Ratio (as such term is defined in the Certificate of Designations),

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which revised definition provides for the Leverage Ratio to be calculated as a multiple of recurring monthly revenue (“RMR”) as opposed to EBITDA and a revision of the Maximum Leverage Ratio covenant set forth in the Certificate of Designations to require such Maximum Leverage Ratio to equal 38x RMR, commencing on June 30, 2008. The parties to the Forbearance Agreement also agreed to allow dividends to accrue but not be payable until the expiration of the Forbearance Period.

Notwithstanding these Forbearance Agreements, on April 3, 2007, the third institutional investor, which holds shares of the Company’s Series A Convertible Preferred Stock, but was not a party to the Forbearance Agreements, transmitted a notice of redemption to the Company alleging the Company failed to timely pay certain Registration Delay Payments constituting a Triggering Event which gave such investor the right to require the Company to redeem all shares of Series A Convertible Preferred Stock held by such investor. The Company disagrees that this investor has such redemption right and intends to vigorously contest any actions taken by this investor to enforce such alleged right. The investor holds shares of the Company’s Series A Convertible Preferred Stock with a face value equal to $7,000,000.

Revenue is expected to increase due to the fact that on February 28, 2005, November 10, 2005 and March 6, 2006, the Registrant acquired the operations of Starpoint Limited, a subsidiary of Adelphia Communications Corporation (the “Adelphia Acquisition”), Coastal Security Company (the “Coastal Acquisition”) and Guardian International, Inc. (the “Guardian Acquisition”), respectively, which acquisitions (the “Security Acquisitions”) significantly increased the size of the Registrant’s Electronic Security Services Division. The Registrant believes the increase in revenues from this division will be an amount equal to approximately $35.5 million. The Registrant anticipates that this increase in electronic security services revenue was offset by a decrease of approximately $4.1 million in revenues generated by the Registrant’s Construction Division, which decrease primarily resulted from decreases in both the number and size of construction contracts obtained by the Registrant in the Bahamas and the US Virgin Islands. The Registrant also anticipates that the Registrant’s revenues from its Materials Division will increase by approximately $2.6 million due primarily to higher pricing for ready-mix cement on the island of Sint. Maarten. The Registrant’s U.S. Virgin Islands, Antigua and Puerto Rico ready-mix concrete, aggregates, concrete block and cement materials and supplies business, which operations were sold by the Registrant on September 30, 2005 (the “U.S. Virgin Islands Sale”), March 2, 2006 (the “Antigua Sale”) and May 2, 2006 (the “Puerto Rico Sale”), are now reported as discontinued operations.

Gross profit on revenue is expected to increase due to growth in the security and materials segments, offset by decreases in gross profit generated by the Construction Division, after giving effect to the discontinued operations of the U.S. Virgin Islands, Antigua and Puerto Rico operations.

In addition, the Registrant anticipates operating expenses will increase, both as a percentage of revenue and in absolute dollars. Specifically, the Registrant anticipates that operating expenses will be $53.5 million, or approximately 50.7% of anticipated total revenues for the fiscal year ended December 31, 2006, as compared to $28.8 million, or approximately 40.1% of total revenues for the comparable year in 2005. The anticipated increases in operating expenses are mainly a result of amortization of customer contract and customer relationship intangible assets related to the Security Acquisitions, increased legal, accounting, and other advisory and consulting costs incurred with respect to the Security Acquisitions and the sale of the Registrant’s construction and materials operations, Additionally, included in the operating expenses for the fiscal year ended December 31, 2006 is an impairment charge of approximately $2.8 million related to the sale of most of the assets of the Construction Division on March 20, 2007.

As a result of the foregoing, for the fiscal year ended December 31, 2006, assuming total impairment charges of approximately $4 million, the Registrant anticipates recording a net loss from continuing operations of approximately $32.1 million, compared to a net loss of $15.4 million during the comparable period in 2005, an increase of approximately $16.7 million. The anticipated increases in net loss are mainly a result of additional interest expense of $18.2 million from the issuance and conversion of the $45 million note payable to preferred stock, and the increase in the revolving credit agreement, partially offset by $7.3 million of derivative income associated with the issuance of the $45 million note payable, and an increase in the operating loss within the Electronic Security Services Division of $6.6 million. The Registrant also anticipates reporting that, during the years ended December 31, 2006 and 2005, the Registrant recognized income net of tax from discontinued operations of $0.3 million and $1.1 million, respectively as a result of the U.S. Virgin Islands Sale, Antigua Sale and Puerto Rico Sale.

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